EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE
REPORTS SECOND QUARTER 2012 RESULTS

Net sales increase 12% year-to-date;
Increase in cash flow from operations of 150% year-to-date

Portland, Ore. (August 9, 2012) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), an independent craft brewing company, reported net sales of $82.8 million and net income of $1.3 million for the six months ended June 30, 2012, as compared with net sales of $73.8 million and net income of $8.2 million a year ago, which included an after-tax gain of $6.5 million from the sale of our minority interest in Fulton Street Brewery, LLC (“FSB”). Earnings per share on a fully diluted basis for the year-to-date period were $0.07 as compared with $0.43 for the same period last year, which included $0.34 earnings per share from the FSB sale.

Significant year-to-date highlights include:

•	Net sales increased $9.0 million, or 12%, to $82.8 million versus last year
•	Total beer shipments increased 6%, while depletions grew 5% for the period
•	Gross profit percentage of 30.3% exceeds prior full year guidance
•	Cash provided by operations increased to $9.1 million for the period compared to $3.6 million last year
•	Capital expenditures were $4.6 million as we continue to make strategic investments in systems and infrastructure
•
Revised full year guidance calls for depletion growth of 8% to 10% and revenue growth of 13% to 15% with no change to previously issued guidance of $0.20 to $0.25 fully diluted earnings per share (“EPS”)

“While we would have preferred second quarter depletion growth above 3%, the result was in keeping with our expectations of quarterly volatility as we grow on a geographic and brand basis.  We remain confident that our core strategy provides a compelling platform for long term-growth,” said Terry Michaelson, CBA’s CEO. “We have a model that is unique to the craft beer segment and provides unparalleled benefits that include four distinct authentic craft-beer brands, bi-coastal brewing capabilities, an established national sales and marketing footprint with seamless distribution, and pubs to interact intimately with customers. As we continue to grow our brands on a national basis, we expect to experience volatility in our results from quarter-to-quarter. Our year-to-date results demonstrate the ongoing success of our strategy while the standalone quarter, when compared with the second quarter of 2011, demonstrates the volatility. We are confident that we will deliver long-term profit growth for our shareholders by continuing to invest in the underlying strengths of our brands.”

Craft Brew Alliance Reports Second Quarter 2012 Results

Financial Outlook

Based on year-to-date and anticipated future performance levels, we are updating components of our 2012 guidance as follows.  Full year EPS guidance remains unchanged.

•
Depletion growth estimate of 8% to 10%, reflecting both continued strength of our brands and continued growth of the craft category.  We had previously guided from high single to low double digit growth.

•	Sales growth of approximately 13% to 15%. Previous guidance was 10% to 12%.
•
Gross margin rate of flat to a 50 basis point improvement versus last year, reflecting brewery productivity and positive product mix, partially offset by pressure from grain prices and distribution costs. Previous guidance was negative 100 basis points.

•
Selling, general and administrative (“SG&A”) expense ranging from $43 million to $45 million, reflecting continued investment in sales and marketing initiatives.  Previous guidance was $42 million to $44 million.

•	Diluted EPS in the range of $0.20 to $0.25.
•	Capital expenditures of approximately $8.5 million to $9.5 million, continuing our investments in capacity and efficiency improvements, and quality initiatives.

Operating Results

Net sales for the six months ended June 30, 2012 were $82.8 million, an increase of $9.0 million, or 12%, from net sales of $73.8 million for the same period of 2011. A combination of factors drove the increase, including increased shipments, a decrease in master distributor fees, price increases for our beers sold to wholesalers and an increase in revenues earned from our pubs.

Net sales for the quarter ended June 30, 2012 were $44.3 million, an increase of $2.8 million, or 7%, from net sales of $41.5 million for the same quarter last year, primarily as a result of a decrease in master distributor fees, price increases for our beers sold to wholesalers and an increase in revenues earned from our pubs. Net income for the quarter ended June 30, 2012 was $0.6 million, or $0.03 per diluted share. This was a decrease of $7.6 million from our net income of $8.2 million, or $0.43 per diluted share, for the same quarter in 2011, primarily as a result of our $6.5 million net-of-tax gain, or $0.34 per diluted share, on the sale of FSB.

Total shipments for the six-month period ended June 30, 2012 grew 6% to 360,400 barrels, an increase of 21,400 barrels, from 339,000 barrels for the same period of 2011, primarily reflecting the increase in shipments to wholesalers and growth in our contract brewing business. Total shipments for the quarter were basically flat from last year primarily as a result of significant programing timing variances, opportunities to align pricing in certain markets, and increasing competition for on-premise sales.

Cost of sales as a percentage of net sales declined 48 basis points for the six months ended June 30, 2012, reflecting increased distribution and grain costs in the first six months of 2012 as compared with the same period of 2011. These unfavorable factors were partially offset by decreased distributor fees and increased selling prices for our beers. Overall, gross margin rate is trending ahead of our full year guidance of negative 100 basis points versus last year.

SG&A expense of $22.6 million for the six-month period ended June 30, 2012 increased $2.6 million, or 13%, from $20.0 million for the same period of 2011. This increase reflects our investment in selling and marketing initiatives, higher benefits costs and the absence in 2012 of a reimbursement for legal fees received in 2011.

“Our year-to-date 6% shipment growth and 12% revenue growth, in contrast to the quarterly results, demonstrates that while the business remains healthy, it will also exhibit some quarterly volatility as we grow,” said Mark Moreland, CBA’s CFO. “Underscoring our confidence in the business’ performance, we are reaffirming our full year EPS guidance of $0.20 to $0.25 and increasing revenue guidance to a growth rate of 13% to 15%.  We continue to invest in our brands and sales capabilities and expect those investments to generate sustained long-term revenue and profit growth.”

Craft Brew Alliance Reports Second Quarter 2012 Results

Cash Flow and Liquidity

Our cash and cash equivalent balance was $5.4 million, an increase of $4.6 million for the year-to-date. Cash provided by operating activities was $9.1 million for the six months ended June 30, 2012 compared with $3.6 million for the same period of 2011. The $5.5 million increase was primarily due to improved working capital. Capital expenditures for the six-month periods ended June 30, 2012 and 2011 were $4.6 million and $3.7 million, respectively. Capital expenditures in both periods included projects designed to increase our capacity and improve efficiency.

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including depletions and sales growth, the level or effect of SG&A expense, the amount of capital spending, and the benefits or improvements to be realized from capital projects, are forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2011. Copies of these documents may be found on the Company's website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance

CBA is an independent, publicly traded craft brewing company that was formed with the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving and growing one-of-a-kind craft beers and brands, CBA was joined by Kona Brewing Company in 2010. Craft Brew Alliance launched Omission beer in 2012.

When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines. To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981 and those colorful roots are reflected in the brand’s personality to this day. The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local-island brews with spirit, passion and quality. As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture. Omission beer is the first craft beer brand in the United States focused exclusively on brewing great tasting craft beers with traditional beer ingredients, including malted barley, that are specially crafted to remove gluten.

For more information, visit: www.craftbrew.com.

Media Contact:	Investor Contact:
Ted Lane	Edwin Smith
LANE PR	Craft Brew Alliance, Inc.
(212) 302-5948	(503) 972-7884
Ted@lanepr.com	ed.smith@craftbrew.com

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Craft Brew Alliance Reports Second Quarter 2012 Results

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Income
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

Sales	$47,558	$44,849	$89,170	$79,809
Less excise taxes	3,294	3,353	6,407	6,016
Net sales	44,264	41,496	82,763	73,793
Cost of sales	30,926	28,038	57,718	51,107
Gross profit	13,338	13,458	25,045	22,686
as percentage of net sales	30.1%	32.4%	30.3%	30.7%
Selling, general and administrative expenses	12,222	10,670	22,595	19,959
Operating income	1,116	2,788	2,450	2,727
Interest expense	(165)	(260)	(331)	(542)
Gain on sale of equity interest in Fulton Street Brewery, LLC	—	10,398	—	10,398
Income from equity investments, interest and other, net	(11)	342	(6)	711
Income before income taxes	940	13,268	2,113	13,294
Income tax provision	381	5,108	856	5,118
Net income	$559	$8,160	$1,257	$8,176
Earnings per share:
Basic and diluted earnings per share	$0.03	$0.43	$0.07	$0.43
Weighted average shares outstanding:
Basic	18,857	18,829	18,851	18,824
Diluted	18,931	18,945	18,921	18,936

Total shipments (in barrels):
Core Brands	176,000	177,100	329,300	316,700
Contract Brewing	14,500	14,000	31,100	22,300
Total shipments	190,500	191,100	360,400	339,000

Depletion growth rate (over the same period from the prior year)	3%	6%	5%	7%

Craft Brew Alliance Reports Second Quarter 2012 Results

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30,
	2012	2011

Current assets:
Cash	$5,435	$6,474
Accounts receivable, net	11,294	13,078
Inventories	11,285	9,855
Deferred income tax asset, net	1,266	596
Other current assets and income tax receivables	3,236	3,305
Total current assets	32,516	33,308
Property, equipment and leasehold improvements, net	102,218	98,540
Goodwill	12,917	12,917
Intangible and other non-current assets, net	17,700	18,233
Total assets	$165,351	$162,998

Current liabilities:
Accounts payable	$14,214	$14,762
Accrued salaries, wages and payroll taxes	4,879	4,080
Refundable deposits	8,415	6,486
Other accrued expenses	990	1,479
Current portion of long-term debt and capital lease obligations	616	2,116
Total current liabilities	29,114	28,923
Long-term debt and capital lease obligations, net	12,820	16,213
Other long-term liabilities	17,254	15,180
Total common shareholders' equity	106,163	102,682
Total liabilities and common shareholders' equity	$165,351	$162,998

Craft Brew Alliance Reports Second Quarter 2012 Results

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2012	2011

Cash Flows From Operating Activities:
Net income	$1,257	$8,176
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,761	3,651
Income from equity investments	—	(691)
Gain on sale of equity interest in Fulton Street Brewery, LLC	—	(10,398)
Deferred income taxes	701	4,166
Other, including stock-based compensation	76	200
Changes in operating assets and liabilities:
Accounts receivable	1,614	(1,727)
Inventories	(1,454)	(1,332)
Other current assets	(420)	(72)
Accounts payable and other accrued expenses	2,753	1,017
Accrued salaries, wages and payroll taxes	355	27
Refundable deposits	413	606
Net cash provided by operating activities	9,056	3,623
Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(4,578)	(3,694)
Proceeds from sale of property, equipment and leasehold improvements and other	37	49
Proceeds from the sale of equity interest in Fulton Street Brewery, LLC	418	15,075
Net cash provided by (used in) investing activities	(4,123)	11,430
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(296)	(1,256)
Net borrowings under revolving line of credit	—	(7,500)
Issuance of common stock	3	13
Net cash used in financing activities	(293)	(8,743)
Increase in cash	4,640	6,310
Cash, beginning of period	795	164
Cash, end of period	$5,435	$6,474

Craft Brew Alliance Reports Second Quarter 2012 Results

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

Net income	$559	$8,160	$1,257	$8,176
Interest expense	165	260	331	542
Income tax provision	381	5,108	856	5,118
Depreciation expense	1,852	1,742	3,633	3,471
Amortization expense	64	90	128	180
Gain on sale of equity interest in Fulton Street Brewery, LLC	-	(10,398)	-	(10,398)
Stock-based compensation	177	210	311	249
Adjusted EBITDA	$3,198	$5,172	$6,516	$7,338

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management.  The Company defines Adjusted EBITDA as net earnings before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment.  The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income, as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity.  The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations.  We compensate for these limitations by relying on GAAP results.  Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income.